UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08819

BT GROUP PLC

(Exact name of registrant as specified in its charter)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

Tel. No.: 011-44-20-7356-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares

Ordinary shares of 5p each

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part 1

Item 1:	Exchange Act Reporting History

A. BT Group plc (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on November 19, 2001 as a successor registrant to British Telecommunications plc.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) and section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2:	Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Company has never sold its securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

The Company registered securities on four registration statements on Form S-8 (Registration Nos. 333-178663, 333-219524, 333-170541 and 333-130371). On September 24, 2020, the Company filed post-effective amendments to terminate the registration of unsold securities under those registration statements.

Item 3:	Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on the London Stock Exchange (the “LSE”), which is located in the United Kingdom. The LSE constitutes the primary trading market for the Company’s ordinary shares.

B. The Company’s ordinary shares have been listed on the LSE since November 19, 2001. The Company has maintained a listing of its ordinary shares on the LSE for at least the 12 months preceding the filing of this Form 15F.

C. During the 12-month period from September 1, 2019 to August 31, 2020, the average daily trading volume (“ADTV”) of the Company’s ordinary shares on the LSE represented 57.7% of the Company’s ADTV on a worldwide basis.

Item 4:	Comparative Trading Volume Data

A. The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are September 1, 2019 and August 31, 2020, respectively (the “Reference Period”).

B. During the Reference Period, the ADTV of the Company’s ordinary shares and American Depositary Shares (when expressed in terms of the underlying ordinary shares) in the United States and on a worldwide basis is set forth in the following table:

	United States	Worldwide
Traded as American Depositary Shares	560,886	587,117
Traded as ordinary shares (including over-the-counter trades in the United States of ordinary shares)	170,890	46,422,941
Total	731,777	47,010,058

C. During the Reference Period, the ADTV of the Company’s ordinary shares and American Depositary Shares (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of such ADTV on a worldwide basis was 1.6%.

D. The Company’s American Depositary Shares were delisted from the New York Stock Exchange following the close of trading on September 13, 2019. As of that date, the ADTV of the Company’s ordinary shares and American Depositary Shares (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of such ADTV on a worldwide basis for the preceding 12-month period was 12.3%.

E. The Company’s sponsored American Depositary Receipt facility was terminated on September 23, 2019. As of that date, the ADTV of the Company’s ordinary shares and American Depositary Shares (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of such ADTV on a worldwide basis for the preceding 12-month period was 12.4%.

F. All trading volume information was obtained from Bloomberg.

Item 5:	Alternative Record Holder Information

Not applicable.

Item 6:	Debt Securities

Not applicable.

Item 7:	Notice Requirement

A. The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on August 14, 2019.

B. The Company disseminated this release through the London Stock Exchange’s Regulatory News Service, and the release was then circulated by all of the major financial news wire services in the United States. In addition, this release was posted on https://newsroom.bt.com. The Company submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on August 14, 2019.

Item 8:	Prior Form 15 Filers

Not applicable.

Item 9:	Rule 12g3-2(b) Exemption

The Company publishes the information required by Rule 12g3-2(b)(l)(iii) under the Exchange Act on its website at www.bt.com/about and through the London Stock Exchange’s Regulatory News Service at www.londonstockexchange.com/news?tab=news-explorer.

Item 10:	Exhibits

None.

Item 11:	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, BT Group plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, BT Group plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

BT Group plc

/s/ Pritti Patel
Name: Pritti Patel
Title: Interim General Counsel Company Secretarial

Date: September 24, 2020